Exhibit 99.1

Western Copper and Gold Announces Completion of C$25.6 Million Strategic Investment by Rio Tinto

VANCOUVER, BC, May 31, 2021 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces it has completed its previously announced C$25.6 million strategic investment by Rio Tinto Canada Inc. ("Rio Tinto"), to advance the Company's copper-gold Casino Project in the Yukon.

Rio Tinto acquired 11,808,490 common shares at a price of C$2.17 per share for aggregate gross proceeds of approximately C$25.6 million, resulting in Rio Tinto owning approximately 8.0% of Western's outstanding shares.

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"
Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2021/31/c2592.html

%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 08:07e 31-MAY-21